

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 31, 2017

Lisa Nelson
President, CEO and Chairman
LBC Bioscience Inc.
11529 N. 120th Street, Suite 01
Scottsdale, AZ 85259

>   **Re: LBC Bioscience Inc.**
>   **Amendment No. 1. to Registration Statement on Form S-1**
>   **Filed July 19, 2017**
>   **File No. 333-217394**

Dear Ms. Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2017 letter.

Prospectus Cover Page

1.   We acknowledge your revised disclosure in response to comment 2. However, to highlight that there are two concurrent offerings, as previously requested, please disclose at the top of your prospectus cover page the size of each of the offerings. Please also disclose the duration of each of the offerings on the cover, in the offering section, and elsewhere as appropriate. Please also include a discussion regarding the secondary offering in the Plan of Distribution section.

2.   We note you deleted disclosure from the cover page regarding the terms of the escrow arrangement and that subscription agreements are irrevocable. Please revise to include a brief description of the escrow terms and to state that subscriptions will be irrevocable.

3. We note your response to comment 4. However, your disclosure throughout the prospectus still states that the selling stockholders will be able to sell at market prices or privately negotiated prices if your shares are quoted on the "OTCQB or the Pink Sheets." As previously noted, your shares will need to be sold at a fixed price if your shares are quoted on the OTC Pink tier of the Pink Sheets. Please revise your disclosure accordingly.

Risk Factors

We are subject to numerous regulatory matters, page 11

4. We acknowledge your response that you are unclear on the DEA's position on CBD. Please expand your risk factor disclosure to discuss why this uncertainty exists and the potential impact on your business if your products are considered by the DEA to be Schedule I controlled substances, and highlight this possibility in your risk factor header.

Selling Stockholders, page 23

5. Please update the table here and the principal shareholder table as of a recent date.

6. We refer to your response to comment 14 that the restrictions are reflected in Exhibit 10.2, which was not included with the filing or referenced in the exhibit index. Please file this exhibit with a future amendment.

Management's Discussion and Analysis
Operations, page 31

7. We refer to your revised disclosure in response to comment 15 that your initial sales have been made at trade shows or through direct contacts made by your two officers. However, we note that your Facebook and Twitter postings also advertise that products can be purchased through phone orders. Please expand your disclosure in this section to discuss all means of distribution, including sales made over the phone.

Business, page 33

8. We acknowledge your revised disclosure in response to comment 16 that you are emphasizing pet products and creams in the near future. Please further expand your disclosure to describe these products, including how your anti-aging and revive creams work. As previously noted, your expanded disclosure should clarify whether all your products are currently commercialized, or if there are some that are in development.

9. We note your revised disclosure on page 33 in response to comment 17 that you do not make any claims not subject to actual research and that you have no association with any of the individuals posting statements about these products on social media. However, we

note that on your Facebook page, you include statements of benefit regarding your products. As an example, we refer to a posting on your Facebook page on April 26, 2017 that advertised your pet supplement drops by including a picture of the product. The product's packaging includes a statement that the pet drops can help with, among other things, arthritis, compromised immune systems, and digestive issues. A Facebook post on June 30, 2017 advertises your freeze pain cream, stating that it soothes muscle aches and joint pains. Please reconcile your statements.

10. We acknowledge your revised disclosure in response to comment 18. Even if there are no formal agreements between you, please disclose the names of your principal suppliers and the sources and availability of your raw materials, or tell us why this information is not material. See Item 101(h)(4)(v) of Regulation S-K.

Regulations, page 34

11. We refer to your revised disclosure regarding the FDA's treatment of dietary supplements. Please disclose which of your products are considered by the FDA to be dietary supplements rather than drug products. Please also explain in this section how tax regulations may impact you because your products involve cannabidiol, or tell us why this is not required.

12. We note your revised disclosure in response to comment 20 that you do not believe the current rules of the FDA have a significant potential impact on you. However, as we previously noted, your products include "CBD pet drops," a "CBD hemp intensive healing pain rub," and a "CBD freeze pain rub therapy." Please tell us the basis for your belief that your products are not drug products requiring premarket approval by the FDA.

Directors, Executive Officers, Promoters and Control Persons, page 35

13. We acknowledge your response to comment 21. However, for any executive officer who has been employed by you for less than five years, Item 401(e) of Regulation S-K requires that you disclose the nature of the responsibility undertaken by him in prior positions, which may include specific information such as the size of the operation supervised. Therefore, we re-issue our comment requesting that you disclose Mr. Parella's business experience for the full five year period, including the principal business of Lazer Direct.

Notes to the Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 60

14. We acknowledge your response to prior comment 23. Although your revised disclosure clearly indicates that all sales to date have been cash sales, your policy still indicates that you recognize revenue less estimated future doubtful accounts. As doubtful accounts

represent bad debt expenses that are general and administrative expenses by nature, their deduction from revenue appears inappropriate. As previously requested, please tell us why it is appropriate to deduct bad debt expenses from revenue. Otherwise revise your policy disclosure to remove reference to the deduction of doubtful accounts from revenues.

Part II
Item 15. Recent Sales of Unregistered Securities, page 70

15.   Please include the dates of sale in your revised disclosure as required by Item 701(a) of Regulation S-K.

Exhibit 23.1; Consent of Independent Registered Accounting Firm

16.   Your auditor indicates that their report is dated April 4, 2017 when the report on page 54 of your filing is dated April 19, 2017. Please have your auditor revise their consent or report to reflect the appropriate date consistently in both.

You may contact Mark Brunhofer at 202-551-3638 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Frank J. Hariton